Exhibit 99.3

Nano Labs Ltd

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We
Please Print Name(s)

of
Please Print Address(es)

Being (a) shareholder(s) of the Company holding ____________class [A / B] ordinary shares respectively hereby appoint of
or failing him/her

of

or failing him/her the duly appointed chairman of the AGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of the shareholders of the Company (the “AGM”) to be held 10 A.M. on October 23, 2024, Beijing time (10 P.M. on October 22, 2024, U.S. Eastern time) at China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, 310000, Peoples Republic of China, and at any adjournment of the AGM. My proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the Notice of the AGM as indicated below:

Proposal 1: Share Consolidation	For	Against	Abstain

By special resolution that:

(i)   with effective from 5 P.M. on October 29, 2024, Eastern time:

a.     every ten (10) shares with a par value of US$0.0002 each in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) share (each a “Consolidated Share”) with a par value of US$0.002 (the “Share Consolidation”) and such Consolidated Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the third amended and restated memorandum and articles of association of the Company currently in effect (the “Current M&A”),

b.     in order to eliminate the fractions of shares in the Company’s authorized share capital, immediately following the Share Consolidation, the authorized share capital of the Company be varied by the re-designation of (a) 0.7 shares of a par value of US$0.002 each of such class or classes (however designated) (the “Undesignated Shares”) as Class A ordinary shares of par value of US$0.002 each (“Class A Ordinary Shares”) and (b) 0.2 Undesignated Shares as Class B ordinary shares of par value of US$0.002 each (the “Class B Ordinary Shares”) (the “Share Re-designation”)

such that immediately following the Share Consolidation and Share Re-designation, the authorized share capital of the Company shall be changed

FROM US$50,000 divided into 250,000,000 shares comprising (i) 121,410,923 Class A Ordinary Shares of a par value of US$0.0002 each, (ii) 28,589,078 Class B Ordinary Shares of a par value of US$0.0002 each and (iii) 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with memorandum and articles of association of the Company

TO US$50,000 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (i) 12,141,093 Class A ordinary shares of par value of US$0.002 each, (ii) 2,858,908 Class B ordinary shares of par value of US$0.002 each and (iii) 9,999,999 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine in accordance with the New M&A (as defined below);

(ii)  where the number of issued Consolidated Shares of any class held by any shareholder after and as a result of the Share Consolidation is not a whole number, the Company shall issue to that shareholder an additional fraction of one Consolidated Share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of Consolidated Shares of such class which are held by such shareholder being rounded up to the next whole number of Consolidated Shares of such class;

(iii) any one or more of Directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Consolidation and of administrative nature, on behalf of the Company, including under seal where applicable, as he/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation;

(iv) the Company’s registered office provider be instructed to make all necessary filings with the Companies Registry in the Cayman Islands in connection with the Share Consolidation; and

(v) the Company’s share registrar and/or transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

Proposal 2: Adoption of the Fourth Amended and Restated Memorandum and Articles of Association	For	Against	Abstain

Following the Share Consolidation and the Share Re-designation, by special resolution that the Current M&A be amended and restated by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association annexed as Annex A hereto (the “New M&A”) to, among others, reflect the Share Consolidation.

By an ordinary resolution that the New M&A and these resolutions be filed to the Registrar of Companies in the Cayman Islands.

Proposal 3: Appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.	For	Against	Abstain

By an ordinary resolution that MaloneBailey, LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution.

Signed:

Name:

Date:

In the case of joint holders the

senior holder (see note 4 below) should sign.

Please provide the names of all other

joint holders: _____________________________

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete, sign and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) in China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, 310000, Peoples Republic of China, Attention: Proxy Operation, or send copies of the foregoing by email to zhanglu@nano.cn marked for the attention of Jianping Kong, as soon as possible and in any event not later than the close of business on October 16, 2024, Eastern time, for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

7	Any alterations made to this form must be initialed by you.

8	A proxy may only vote on a poll.

9	One or more holders of shares which carry not less than one-third of all votes attaching to shares in issue and entitled to vote at the AGM, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative, shall constitute a quorum.

10	In accordance with Article 68 of the Articles of Association of the Company, the chairperson, if any, of the Board of Directors shall preside as chairperson at every general meeting of the Company. The current chairperson of the Board is Jianping Kong, thus he shall preside as the chairperson of the AGM.

11	A shareholder holding more than one share as of the Record Date (as defined below) entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

12	In accordance with Article 161 of the Articles of Association of the Company, the Company has established the close of business on September 27, 2024, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the AGM and any adjournments or postponements thereof.